UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q

☐	Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Moatable, Inc.

Full Name of Registrant

Renren Inc.

Former Name if Applicable

45 West Buchanan Street,

Address of Principal Executive Office (Street and Number)

Phoenix, Arizona, 85003

City, State and Zip Code

PART II — RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Moatable, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the period ended December 31, 2024 on a timely basis because the Company was unable, without unreasonable effort or expense, to complete its financial data within the prescribed period. During the preparation of the financial statements for the year ended December 31, 2024, it was identified that sales tax liability was understated by $3.651 million (tax plus interest) of which $2.358 million related to the prior years of 2021 through 2023, and $935 thousand related to the nine months ended September 30, 2024. The Company determined that the Company’s previously issued financial statements included in the Company’s annual report on Form 10-K for the year ended December 31, 2023, and the quarterly reports on Form 10-Q for the periods ended March 31, 2023, June 30, 2023, September 30, 2023, March 31, 2024, June 30, 2024, and September 30, 2024, should no longer be relied upon and will need to be restated to correct these errors. The complexity of the necessary adjustments, along with the need to thoroughly review and ensure the accuracy of all financial data, has made it impractical to complete the Form 10-K within the prescribed period without unreasonable effort or expense. The Company is currently working to finalize these restatements to ensure the accuracy of the financial reporting. The Company anticipates that it will file the Form 10-K no later than the fifteenth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott Stone	+1	632-473-5749
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates an increase in its revenues of around 22% from the year ended December 31, 2023 to the year ended December 31, 2024. The increase in anticipated revenues was primarily due to the increase in revenue from the SaaS businesses. The Company anticipates a significant decrease in its net loss of around 84% from the year ended December 31, 2023 to the year ended December 31, 2024.

Based on currently available information, the Company expects to report three material weaknesses in the Company’s internal control over financial reporting relating to (1) lack of an integrated and systematic risk assessment and reporting process to identify and assess the financial reporting risks and to ensure significant transactions including investments and non-routine transactions including share-based transactions are accurately recorded and properly disclosed; (2) lack of evaluation in the process of assessing applicability of sales tax to our SaaS revenue products which resulted in an understated sales tax accrual; and (3) lack of evaluations to ascertain whether the components of internal control are present and functioning.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The word “expects,” “anticipates” and similar terms and phrases are used in this notification to identify forward- looking statements. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, any changes to our anticipated financial results as a result of our ability to confirm information or data identified in the review, our ability to complete and file future periodic filings with the SEC on a timely basis and other risks and uncertainties discussed more fully in the Company's filings with the SEC. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

* * *

Moatable, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2025	By:	/s/ Scott Stone
	Name:	Scott Stone
	Title	Chief Financial Officer